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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

     (a)  Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (b)  Dart, Kenneth B.
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (c)  STS Limited
          P.O. Box 31363-SMB
          Cayman Islands, BWI
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2.   Issuer Name and Ticker or Trading Symbol

     Alpha-Beta Technology, Inc.
     ABTI
     CUSIP# 02071K105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        December, 1997
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5.   If Amendment, Date of Original (Month/Day/Year)
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6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)

     10% Owner
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7.   Individual or Joint/Group Filing

     Form filed by More than One Reporting Person
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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2-4

Transaction Date   Transaction     Securities Acquired (A)
(Month/Day/Year)      Code           Amount     Price (per share)
12/03/97               P              25,000     2.875
12/04/97               P              20,000     2.875
12/05/97               P              37,500     2.875
12/05/97               P               5,000     2.8438
12/05/97               P               7,500     2.8125
12/08/97               P              80,000     2.875
12/08/97               P              15,000     2.8125
12/09/97               P              25,000     2.975
12/10/97               P              37,500     2.875
12/11/97               P              75,000     2.875
12/12/97               P              55,000     2.875
12/15/97               P              33,200     2.875
12/16/97               P              55,000     2.875
12/17/97               P              55,000     2.875
12/18/97               P               2,000     2.8125
12/18/97               P              73,000     2.875
12/19/97               P               5,000     2.844
12/19/97               P               5,000     2.781
12/19/97               P              10,000     2.875
12/19/97               P              55,000     2.813
12/19/97               P              20,000     2.75
12/22/97               P             100,000     2.875
12/22/97               P              10,000     2.8125
12/23/97               P              30,000     2.6875
12/24/97               P              25,000     2.65625
12/24/97               P               5,000     2.625
12/26/97               P              20,000     2.594
12/29/97               P              55,000     2.5625
12/29/97               P              75,000     2.5313
12/30/97               P              50,000     2.5625
12/30/97               P              30,000     2.53125
12/30/97               P              15,000     2.5
12/30/97               P              15,000     2.46875
12/31/97               P              30,000     2.4375
12/31/97               P               9,000     2.5625
12/31/97               P              21,000     2.59375

           All securities were Acquired.

5.   Amount of Securities Beneficially Owned at End of Month.

     4,673,495
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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation   4,673,495 (D)

     Indirect     Kenneth B. Dart              4,673,495 (I)

     Indirect     STS Limited                  4,673,495 (I)
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7.   Nature of Indirect Beneficial Ownership

     By Ross Financial Corporation
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Page 1
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:

Kenneth B. Dart is the 100% shareholder of STS, Limited.  STS,
Limited is the 100% shareholder of Ross Financial
Corporation. Ross Financial Corporation owns all of the securities directly.

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  January 10, 1998

STS Limited

By:  Kenneth B. Dart, Its President
Dated:  January 10, 1998

Kenneth B. Dart
Dated:  January 10, 1998
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